Trident Digital Tech Holdings Ltd

Suntec Tower 3,
8 Temasek Boulevard Road, #24-03
Singapore, 038988
+65 6513 6868

April 19, 2024

VIA EDGAR

Ms. Rucha Pandit
Mr. Dietrich King
Division of Corporation Finance
Office of Trade & Service
U.S. Securities and Exchange Commission
100 F Street,N.E.
Washington, D.C. 20549

Re:	Trident Digital Tech Holdings Ltd (CIK No. 0001983550) Registration Statement on Form F-1

Dear Ms. Pandit and Mr. King,

Trident Digital Tech Holdings Ltd is a company organized under the laws of the Cayman Islands (the “Company”). In response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 4, 2024 relating to the Amendment No. 6 to the registration statement on Form F-1 filed on March 18, 2024, we are submitting this letter via EDGAR and have publicly filed Amendment No. 7 to the registration statement on Form F-1 (the “Registration Statement”).

The Company has also included in the Registration Statement its audited consolidated financial statements as of and for the year ended December 31, 2023, and other information and data to reflect recent developments.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Amendment No. 6 filed March 18, 2024

Underwriting

Pricing of the Offering, page 120

1.

We note your pricing disclosure does not reference consideration of the private placement of 25,000,000 Class B ordinary shares, at an aggregate purchase price of $15,750,000, that closed on February 2, 2024. Please clarify whether that transaction was considered in determining the price per share for the IPO.

Response: We would like to clarify at the time that the private placement of the 25,000,000 Class B ordinary shares was transacted, bearing in mind that it was a private transaction between Mr. Lim’s associate and the Selling Shareholder, the consideration was negotiated on an arm’s length commercial basis having regards to a proposed market capitalization of $300 million on listing as well as the synergy generated by the Selling Shareholder as previously mentioned. In determining the price per share for the IPO, the minimal market capitalization of $300 million was also considered as well as prevailing market conditions, estimates of business potential and earnings prospects and an assessment of the Company’s management. Accordingly, it was not the private placement transaction that was considered in determining the IPO price, but the same underlying criteria such as the anticipated market capitalization of the Company on listing.

General

2.	We note your response to our prior comment and reissue it in part. Regarding our concerns that the proposed resale transaction could be an indirect primary offering, to help us better understand your position that the transaction should not be so characterized, please provide us with the following information:

●	Please tell us how the parties to the private placement determined the sales price of $0.63 per share. Your response cited business factors that presumably supported the valuation in some manner, but your response did not address specifically how the parties decided on a price of $0.63 per share. Please tell us how they determined that price. We note that, on a per share basis, this price is within the price range in your prospectus dated March 18, 2024.

Response: As indicated in the Registration Statement, the proposed offer price range is between $5.00 and $7.00 per ADS which gives the Company a market capitalization of between $300 million and $450 million. Taking into account that 1 ADS represents 8 Class B shares i.e. an 8 times multiple, $0.63 when multiplied by 8 equals $5.04 which approximates the low end of the offer price range. As the placing of the Class B shares under the placing was a private transaction that was determined on an arm’s length commercial basis by reference to a market capitalization of $300 million and the synergy of the Selling Shareholder, a price approximates the low end of the offer price was used by Mr. Lim when negotiating the placing. Furthermore, the Selling Shareholder would take the risk that an IPO may not occur which was also considered in the price negotiations.

●	Please tell us how the parties determined the number of shares to be sold via the private placement relative to the number of shares to be offered in the primary offering. In this regard, we note that you are only offering 1,800,000 ADSs representing 14,400,000 Class B ordinary shares while the selling securityholder is offering 3,125,000 ADSs representing 25,000,000 Class B ordinary shares.

Response: The number of shares in the private placement was determined on the investor appetite and a reverse calculation basis taking into account the agreed price as mentioned above.

The Company respectfully submits that it is of the view that the number of shares involved in the resale is not huge (i.e. less than 5%) and taking into account the totality of the facts and circumstances presented herein and previously, the proposed resale transaction is not a primary offering and should not be classified as such.

●	Please tell us why the selling security holder is not subject to the lock-up arrangements described in the prospectus for the initial public offering. In this regard, although your response articulates the rationale for the leak-out agreement, it does not address the basis on which you concluded the selling security should not be subject to the lock-up arrangement in the first place. In addition, please tell us how the parties determined that 1,925,000 of the selling security holder’s 3,125,000 ADSs would not be subject to any resale restrictions.

Response: The Company respectfully submits that after further discussions with the Selling Shareholder, the Selling Shareholder has agreed to enter into customary lock-up agreement that for a period of six months after the effective date of the Registration Statement, it shall not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, 1,925,000 ADSs, subject to customary exceptions. The Registration Statement has been revised accordingly. As for the remaining 1,200,000 resale shares, they are not subject to any lock-up period as this was negotiated on an arm’s length commercial basis taking into various factors, such as the Selling Shareholder’s investment risk at the private company level and the absence of a guaranteed IPO, which is dependent on market conditions and the specifics of the transaction, the ensuring of liquidity of trading and a diversified investor base post IPO. That is the reason why 1,200,000 resale shares are not subject to a lock up.

*      *      *

Please do not hesitate to contact the undersigned at william.lim@tridentity.me if you have any questions regarding the foregoing.

Sincerely yours,

By:	/s/ Soon Huat Lim
Name:	Soon Huat Lim
Title:	Chief Executive Officer

CC:	Stephanie Tang, Esq., Partner, Hogan Lovells Tom Li, Managing Director, Eddid Securities USA, Inc. Ross David Carmel, Esq., Barry P. Biggar, Esq., Sichenzia Ross Ference Carmel LLP

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